UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934

A5 Laboratories Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

__00830E105___
(CUSIP Number)

February 23, 2011
(Date of Event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
❑	Rule 13d-1(b)

☑	Rule 13d-1(c)

❑	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 00830E 105
1	Names of reporting persons John M. Fife
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	5	Sole voting power 4,800,363 *
	6	Shared voting power NA
	7	Sole dispositive power 4,800,363 *
	8	Shared dispositive power NA
9	Aggregate amount beneficially owned by each reporting person 4,800,363 *
10	Check box if the aggregate amount in Row 9 excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9 9.99% *
12	Type of reporting person (see instructions) IN

*On the date of the event which requires filing of this Schedule 13G, John M. Fife had rights (i) to convert the outstanding balance of that certain Company Note #1 dated February 23, 2011 (the “Company Note”) into shares of the Issuer’s common stock with a par value of $0.001 (the “Common Stock”) along with a contingent future right to convert the outstanding balance of that certain Company Note #2, where such note will only be issued upon the occurrence of certain conditions (the “Conditional Note” together with the Company Note, the “Notes”) into Common Stock, and (ii) to purchase Common Stock pursuant to that certain Warrant to Purchase Shares of Common Stock dated February 23, 2011 (the “Warrant” together with the Notes, the “Transaction Documents”); such Transaction Documents are described in the Issuer’s Current Report on Form 8-K filed on March 2, 2011.  The exercise of such rights is subject to a 9.99% Cap (as defined in the Transaction Documents), which limits the issuance of Common Stock to John M. Fife as more fully described in the Transaction Documents.  But for the 9.99% Cap, the full exercise of such rights would have resulted in John M. Fife having beneficial ownership of Common Stock in excess of the 9.99% Cap; the 9.99% Cap provides that the maximum number of shares of Common Stock that are issuable to John M. Fife and/or beneficially owned by John M. Fife is 4,800,363 shares, based on 48,051,677 outstanding shares of Common Stock of the Issuer as of February 22, 2011, as reported by the Issuer on its quarterly report on Form 10-Q filed on February 22, 2011.

ITEM 1	(a)	Name of Issuer: A5 Laboratories Inc.

(b)	Address of Issuer’s Principal Executive Offices: 10300 Chemin Core de Liesse Lachina, Quebec H8T 1A3

ITEM 2	(a)
Name of Person Filing:

This report is filed by John M. Fife with respect to the shares of Common Stock, $0.001 par value per share, of the Issuer that are beneficially owned by John M. Fife (the “Shares”).

	(b)	Address of Principal Business Office, or, if None, Residence: The address of the principal business office of each reporting and filing person is: 303 East Wacker Drive, Suite 1200, Chicago, IL 60601

(c)	Citizenship: John M. Fife is a United States citizen.

(d)	Title of Class of Securities: Common Stock, $0.001 par value per share.

(e)	CUSIP Number: 00830E 105

ITEM 3:	If this Statement if Filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

	a.	Broker or dealer registered under Section 15 of the Exchange Act.

	b.	Bank as defined in Section 3(a)(6) of the Exchange Act.

	c.	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	d.	Investment company registered under Section 8 of the Investment Company Act.

	e.	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

	f.	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

	g.	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

	h.	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

	i.	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

	j.	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4:	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Item 9 of the cover pages.

(b)	Percent of class: See Item 11 of the cover pages.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Item 5 of the cover pages.

(ii)	Shared power to vote or to direct the vote: See Item 6 of the cover pages.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of the cover pages.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of the cover pages.

ITEM 5:	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following box: 

ITEM 6:	Ownership of More than Five Percent on Behalf of Another Person.

N/A

ITEM 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

ITEM 8:	Identification and Classification of Members of the Group.

N/A

ITEM 9:	Notice of Dissolution of Group.

N/A

ITEM 10:	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January __, 2012	JOHN M. FIFE /s/ Jonathan K. Hansen JONATHAN K. HANSEN, by power of attorney